Mail Stop 4561

July 2, 2009

Mr. Jiang Huai Lin, Chairman and Chief Executive Officer
China Information Security Technology, Inc.
21st Floor, Everbright Bank Building
Zhuzilin, Futian District, Shenzhen, Guangdong, 518040
People's Republic of China

>   **Re: China Information Security Technology, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed March 16, 2009**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2009**
>   **Filed May 11, 2009**
>   **File No. 001-34076**

Dear Mr. Lin:

        We have reviewed the above-referenced filings and have the following comments. This letter is intended to supplement our letter dated June 19, 2009. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Fiscal Year 2008 Financial Performance Highlights, page 32

1.   Please tell us how you considered Item 10(e) of Regulation S-K as well as Question 8 of our *Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures* with respect to your presentation of net income without stock-based compensation on page 33.

2.   As a related matter, we note that you also present non-GAAP earnings per share measures that exclude stock-based compensation. Note that ASR 142 states that per share data other than that related to net income, net assets and dividends should be avoided in reporting financial results. Although Item 10(e) of Regulation S-K does not include a prohibition on the use of per share non-GAAP financial measures, ASR 142 requires that the disclosure that explains how these measures are used by management and in what way they provide meaningful information to investors (as the per share measure would not depict the amount that accrues directly to shareholders' benefit) is critical. Please confirm that you will exclude the disclosure of non-GAAP earnings per share measures from future filings or tell us how you considered ASR 142 as well as Question 11 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Results of Operations, page 35

3.   We believe the columnar format of the non-GAAP financial data for the year ended December 31, 2007 may create the unwarranted impression to investors that this non-GAAP statement of operations has been prepared under an other comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove this presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10(e)(1)(i) of Regulation S-K.

4.   As a related matter, please describe for us more fully the purpose of the "reallocation of related party revenue" adjustments, how the adjustments were determined, and how you considered presenting pro forma financial information

that incorporates these adjustments with a pro forma MD&A discussion that supplements the discussion of your historical financial statements we requested in comment 12 of our letter dated June 19, 2009. As part of your response, tell us why you believe a presentation of pro forma financial information with corresponding MD&A discussion would be useful and any potential risks associated with such a presentation and discussion.

Liquidity and Capital Resources

Operating Activities, page 38

5.   We note your disclosure that the increase in cash was due primarily to an increase in accounts receivable and accounts payable. Please explain to us how an increase in accounts receivable results in an increase in cash. In addition, in light of the significance of your unbilled accounts receivable, please explain how you considered providing additional discussion regarding the impact of unbilled accounts receivable on your liquidity and operating cash flows. See Section IV(B)(1) of SEC Release 33-8350.

6.   Additionally, please explain to us why you included disclosure of what appear to be investing cash flows, such as funds for the acquisition of Geo and the acquisition of Kwong Tai and its wholly-owned subsidiary, Zhongtian, in your discussion of cash flows related to operating activities.

Item 8. Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 3. Variable Interest Entity, page F-16

7.   We note that the company determined it was the primary beneficiary of iASPEC Software Co, Ltd ("iASPEC") and therefore consolidated the variable interest entity ("VIE") effective July 1, 2007. Please provide us with your comprehensive analysis describing how you determined that you were not the primary beneficiary of the VIE prior to July 1, 2007. Please refer to FIN 46R and include the following in your analysis:

- the business purpose and design of iASPEC;
- the nature of the variable interests;
- the terms of the "Turnkey Agreement" between Information Security Technology ("IST") and iASPEC providing for the distribution of revenues, including how revenues are defined;

- clarify how revenues earned but not collected from customers, such as uncollectible receivables, was distributed among the parties;
- explain how the expenses related to iASPEC were paid since 100% or 90% of revenues received from the contracts were returned to IST;
- explain how you accounted for the $180,000 annual fee that IST paid to iASPEC and describe the purpose of the annual fee;
- the identified decision maker for iASPEC and the fees paid to the decision maker;
- the nature and amount of the company's investments at risk in iASPEC;
- whether there is sufficient investment at risk to permit iASPEC to finance its activities without additional financial support;
- the distribution of voting rights and control among the parties involved;
- the economic risks and rewards of the parties involved;
- how you considered related parties;
- whether there are any parties acting as de facto agents or de facto principals;
- the party most closely associated with iASPEC; and
- the party that was the primary beneficiary of iASPEC.

Note 5. Short-Term Investments, page F-20

8.   We note your disclosure that the sale of the equity securities received in exchange for equity-linked notes ("ELNs") did not result in the company sustaining a loss due to the guarantee provided by Mr. Lin. Please tell us the following regarding these investments and the related guarantee:

- explain why Mr. Lin provided the guarantee for the ELNs;
- whether Mr. Lin's guarantee explicitly covers losses incurred related to the equity securities received in exchange for ELNs;
- the estimated fair value of the equity securities received at the time of the exchange for two of the ELNs;
- how you recorded any differences in the carrying value of the ELNs and the equity securities received in the December 28, 2007 exchange;
- how you classified and accounted for the equity securities received in exchange for two of the ELNs;
- the amount of the unrealized gains/losses on the equity securities at December 31, 2007;
- how you reported changes in fair value of the equity securities at December 31, 2007;
- if you netted any unrealized losses of the equity securities with the estimated value attributable to the guarantee provided by Mr. Lin, describe for us your basis for such presentation, including the specific accounting literature upon which you relied; and

- your basis, including the specific accounting literature upon which you relied, for netting the loss realized on the sale of the two equity securities with the guarantee proceeds received from Mr. Lin associated with the March 25, 2008 sale transaction. In this regard, we note that the cash received from Mr. Lin appears in substance to be a capital contribution from a majority shareholder.

Item 9A. Controls and Procedures

(b) Management's Report on Internal Control Over Financial Reporting, page 43

9.   Please describe for us in more detail the specific issues or errors that led you and your auditors to conclude you had material weaknesses in financial reporting at December 31, 2008.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Item 1. Financial Statements

Notes to the Condensed Consolidated Financial Statements (unaudited)

Note 2. Summary of Significant Accounting Policies

(c) Revenue Recognition, page 11

10.   We note your general disclosure that revenues from products are recognized only when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collectability is reasonably assured. Please tell us how you considered providing a more comprehensive description of your revenue recognition policies for each type of arrangement into which you enter (e.g. hardware, software, system integration services), including consideration of the following:

- how you meet each of the four revenue recognition criteria;
- how your recognition of revenue is impacted by any post-shipment obligations, such as customer acceptance (stated or implicit), product returns or exchanges, etc. For example, we note that on page 21 of your most recent Form 10-K, you appear to indicate that your software arrangements include the ability to return products;
- the typical contract period; and
- the typical billing and payment terms, including whether you offer extended payment terms, and how such terms impact your revenue recognition. In this regard, we note your statement on page 28 that appears to indicate you have offered extended payment terms to customers in the past.

11.   You indicate that when services are essential to the functionality of your software, you apply the provisions of SOP 81-1. However, your revenue recognition policy does not appear to address arrangements where the services are not essential to the functionality of your software. Please clarify whether you offer arrangements that involve only the sale of software or multiple element arrangements that include both software and services in which the services are not essential to the functionality of the software. If so, please tell us how your revenue recognition policy addresses such arrangements, and describe to us the nature of any services not considered essential to the functionality of the software.

12.   You indicate that fixed price contracts that provide for system integration services are accounted for under SOP 81-1. Please clarify for us the elements in your typical system integration services contracts and why it is appropriate to account for these arrangements under SOP 81-1. In this regard, we note your disclosure appears to imply such arrangements include only the provision of services, and Footnote 1 of SOP 81-1 clearly indicates it is not intended to apply to service transactions.

13.   We note your statement on page 25 that your revenues are generated from your integrated hardware and software products and through related support services. Please clarify for us the nature of your support services, whether such services are bundled with other elements in your sales arrangements, and, if so, when such services are provided relative to other elements in your sales arrangements. Finally, tell us how the provision of support services impacts your revenue recognition, and how your revenue recognition policy addresses these services.

Note 3. Earnings Per Share

14.   We note your reconciliation of the denominator of your diluted earnings per share calculation aggregates all dilutive securities. Please tell us how you considered paragraph 40(a) of SFAS 128.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Mark Shannon, Staff Accountant, at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief

cc: Via facsimile (202) 663-8007
        Louis A. Bevilacqua
        Pillsbury Winthrop Shaw Pittman LLP